Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Three and Nine Months Ended September 30, 2026 and 2025

Dated: November 4, 2026

ISOENERGY LTD.
For the three and nine months ended September 30, 2026 and 2025

GENERAL INFORMATION

This Management’s Discussion and Analysis (“MD&A”) is management’s interpretation of the results and financial condition of IsoEnergy Ltd. and its subsidiaries (“IsoEnergy” or the “Company”) for the three and nine months ended September 30, 2026 and includes events up to the date of this MD&A. This discussion should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2026 and 2025 and the notes thereto (the “Interim Financial Statements”) and other corporate filings, including the Company’s audited consolidated financial statements for the years ended December 31, 2025 and 2024 and the notes thereto (the “Annual Financial Statements”) and the Annual Information Form for the year ended December 31, 2025 (the “AIF”), which have been filed on and are available under the Company’s profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. All dollar figures stated herein are expressed in Canadian dollars and referenced as “$”, unless otherwise specified. Monetary amounts expressed in US dollars and Australian dollars are referenced as “US$” and “AUD$”, respectively. This MD&A contains forward-looking information. Please see “Note Regarding Forward-Looking Information” for a discussion of certain of the risks, uncertainties and assumptions used to develop the Company’s forward-looking information.

Technical Disclosure

All scientific and technical information in this MD&A has been reviewed and approved by Dr. Dan Brisbin, P.Geo., Ph.D., IsoEnergy’s Vice President, Geology. Dr. Brisbin is a “Qualified Person” for the purposes of National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). Dr. Brisbin has verified the data disclosed, including sampling, analytical and test data.

All chemical analyses disclosed in this MD&A were completed for the Company by SRC Geoanalytical Laboratories in Saskatoon, Saskatchewan, which is independent of the Company.

All references in this MD&A to “Mineral Resource”, “Inferred Mineral Resource”, “Indicated Mineral Resource”, and “Mineral Reserve”, other than as described below, have the meanings ascribed to those terms by the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM Council, as amended.

For additional information regarding the Company’s 100% owned Larocque East and Radio Projects and its 50% owned Thorburn Lake Project, including its Quality Assurance and Quality Control (“QA/QC”) and data verification procedures, please see the AIF and corresponding technical reports entitled “Technical Report on the Larocque East Project, Northern Saskatchewan, Canada” prepared by SLR Consulting (Canada) Ltd. and dated effective July 8, 2022 (the “Larocque East Technical Report”), “Technical Report for the Radio Project, Northern Saskatchewan” prepared by Tim Maunula, P. Geo. and dated effective August 19, 2016 and “Technical Report for the Thorburn Lake Project, Northern Saskatchewan” prepared by Tim Maunula, P. Geo. and dated effective September 26, 2016, all of which are available under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Each of the Mineral Resource estimates with respect to the properties of IsoEnergy contained in this MD&A, except for the Larocque East Project, are considered to be “historical estimates” as defined under NI 43-101 and are not considered to be current by IsoEnergy. See “Historical Estimates” for additional details.

ISOENERGY LTD.
For the three and nine months ended September 30, 2026 and 2025

Differences in United States and Canadian Reporting Practices

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements promulgated by the Securities and Exchange Commission (the “SEC”). For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this MD&A may not be comparable to similar information made public by US companies reporting pursuant to SEC disclosure requirements. The Company prepares its financial statements, which are referred to in this MD&A, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and the audit of its annual financial statements is subject to auditing and independence standards of the Public Company Accounting Oversight Board in the United States.

Industry and Economic Factors that May Affect the Business

The business of mining for minerals involves a high degree of risk. IsoEnergy is an exploration and development company and is subject to risks and challenges similar to companies in a comparable stage and industry. These risks include, but are not limited to, the challenges of securing adequate capital; exploration, development and operational risks inherent in the mining industry; changes in government policies and regulations; the ability to obtain the necessary permitting; as well as global economic and uranium price volatility; all of which are uncertain.

As with other companies involved with mineral exploration and development, the Company is subject to cost inflation on exploration drilling and development activities and the Company may experience difficulty and / or delays in securing goods (including spare parts) and services from time-to-time.

The underlying value of the Company’s exploration and development assets is dependent upon the existence and economic recovery of Mineral Reserves and is subject to, among others, the risks and challenges identified above. Changes in future conditions could require material write-downs of the carrying value of the Company’s exploration and development assets. The Company does not have any current Mineral Reserves.

In particular, the Company does not generate revenue. As a result, IsoEnergy continues to be dependent on third party financing to continue exploration and development activities on the Company’s properties. Accordingly, the Company’s future performance will be most affected by its access to financing, whether debt, equity or other means. Access to such financing, in turn, is affected by general economic conditions, the price of uranium, exploration risks and the other factors some of which are described in the section entitled “Risk Factors” included below.

ABOUT ISOENERGY

IsoEnergy’s principal business activity is the acquisition, exploration and development of uranium mineral properties in Canada, the United States, and Australia. The Company’s common shares trade on the Toronto Stock Exchange (the “TSX”) under the trading symbol “ISO”, and since May 5, 2025, trade on the NYSE American LLC (the “NYSE American”) under the trading symbol “ISOU”. The Company exists under the Business Corporations Act (Ontario).

On March 20, 2025, the Company completed the consolidation of its issued and outstanding common shares on the basis of one post-consolidation common share for every four pre-consolidation common shares and any fractional shares were rounded down to the nearest whole common share (the “Share Consolidation”). The Share Consolidation was implemented in connection with the Company’s application to list its common shares on the NYSE American.

As of the date hereof, NexGen Energy Ltd. (“NexGen”) holds approximately 27.8% of IsoEnergy’s outstanding common shares.

ISOENERGY LTD.
For the three and nine months ended September 30, 2026 and 2025

The Company holds an investment in DISA UraniumTM Corporation ("DISA Uranium"), a privately held company incorporated in Delaware, United States. DISA Uranium applies its patented high-pressure slurry ablation (“HPSA”) technology to increase the recovery of uranium and vanadium mineral ores in the United States of America. DISA Uranium also holds a portfolio of permitted, past-producing conventional uranium mines in Utah with toll milling agreements in place with Energy Fuels Inc. These mines are currently on stand-by, ready for a potential restart as market conditions permit, positioning DISA Uranium with a unique opportunity as a near-term producer when using its HPSA technology. The Company owns approximately 35.1% of DISA Uranium’s issued common and preferred shares as of September 30, 2026 and accounts for its investment using the equity method of accounting.

The Company is currently advancing its Larocque East Project in the Athabasca Basin, Saskatchewan, Canada, which is home to the Hurricane deposit (“Hurricane” or the “Hurricane Deposit”), which has the world's highest grade published Indicated uranium Mineral Resource – 48.6 million pounds of U3O8 at an average grade of 34.5% contained in 63,800 tonnes. The Company also has a 50% interest in a joint venture with Purepoint Uranium Group Inc. (“Purepoint Uranium”), with respect to a portfolio of exploration projects in the Athabasca Basin (the “Purepoint Joint Venture”). The Company’s focus in Australia is advancing the Wiluna Project (“Wiluna”) in Western Australia, Australia, which hosts a Historic Mineral Resource1 of 69.1 million pounds of U3O8. The Company’s portfolio includes projects and equity holdings in companies with uranium assets at varying stages of exploration and development, providing near, medium, and long-term leverage to rising uranium prices. None of the Company’s projects are currently in production and no decisions have been made to bring any of the Company’s projects to the production stage.

1.	This estimate is a “historical estimate” as defined under NI 43-101. A Qualified Person has not done sufficient work to classify the historical estimate as current Mineral Resources and the Company is not treating the historical estimate as current Mineral Resources. See “Historical Estimates” below for additional details.

IsoEnergy’s uranium mineral properties and investments are reflected below.

As an exploration stage company, IsoEnergy does not have revenues and is expected to generate operating losses. As of September 30, 2026, the Company had cash and cash equivalents of $56,784,596, an accumulated deficit of $105,364,648, and adjusted working capital of $95,534,414 (as defined in “Non-IFRS Financial Measures” below).

ISOENERGY LTD.
For the three and nine months ended September 30, 2026 and 2025

YEAR-TO-DATE 2026 HIGHLIGHTS

•	Exploration update in the Athabasca Basin

A total of 6,804 metres of drilling in 17 diamond drill holes were completed for the 2026 winter exploration program at the Larocque East Project. The program focused on drilling at the Hurricane Deposit and testing greenfield targets up to three kilometres along the Larocque regional geological-geophysical corridor (the “Larocque Trend”) (Figure 2). A total of 10,159 metres of drilling in 26 holes were completed for the 2026 summer exploration program at the Larocque East Project, bringing the year-to-date total to 16,963 metres in 43 drill holes. The summer program was expanded from its original plan to follow up on encouraging winter and early summer exploration results. Mineralization was intersected in multiple holes along the South Trend of the Larocque East Project in the 2026 winter exploration program and the 2026 summer exploration program.

The 2026 winter and summer exploration programs at the Dorado Project (“Dorado”), operated through the Purepoint Joint Venture, were completed and comprised nine holes totalling 5,210 metres and seven holes totalling 3,669 metres in the 2026 winter and 2026 summer exploration programs, respectively. The exploration programs were successful in extending the uranium mineralization at the project, primarily focused on expanding the Nova Discovery while also evaluating high-priority regional targets across the broader Dorado Project.

See the Company’s press releases referred to below in “Discussion of Operations” for additional information on the exploration update in the Athabasca Basin.

•	Base Shelf Prospectus

The Company filed a final base shelf prospectus (the “Prospectus”) in Canada and a registration statement in the United States on January 13, 2026. The Prospectus provides for the offering of up to $250 million in aggregate of common shares, warrants, units, debt securities, and subscription receipts of the Company in Canada and the United States for a period of 25 months following the filing of the Prospectus.

•	2026 Financing and Concurrent Private Placement

On January 27, 2026, the Company closed a “bought deal” financing whereby the Company issued 3,833,410 common shares at a price of $15.00 per share for gross proceeds of approximately $57.5 million (the “2026 Financing”). The underwriters were paid a cash commission of 5% of the gross proceeds of the 2026 Financing.

Concurrent with the 2026 Financing, the Company completed a non-brokered private placement whereby the Company issued 1,666,667 common shares to NexGen at a price of $15.00 per share for gross proceeds of approximately $25.0 million (the “2026 Concurrent Private Placement”). The 2026 Concurrent Private Placement enabled NexGen to maintain its pro-rata ownership interest in the Company.

•	Launch of At-The-Market equity program

On April 17, 2026, the Company entered into an equity distribution agreement (the “Distribution Agreement”) with a group of agents (the “Agents”). The Distribution Agreement allows the Company to distribute up to $50.0 million of its common shares, through the Agents, through the NYSE American or TSX (the “ATM Program”) at prices related to prevailing market prices or at negotiated prices.

ISOENERGY LTD.
For the three and nine months ended September 30, 2026 and 2025

•	Acquisition of Toro Energy Limited

On June 25, 2026, the Company completed the acquisition of Toro Energy Limited (“Toro Energy”), a company previously listed on the Australian Securities Exchange (“ASX”), pursuant to a scheme of arrangement under Australia’s Corporations Act 2001 (Cth) (the “Toro Scheme”) for a share-for-share exchange whereby the Company acquired all of the issued and outstanding shares of Toro Energy (“Toro Energy Shares”) not already held by the Company. Pursuant to the Toro Scheme, Toro Energy shareholders received 0.036 of a common share of the Company for each Toro Energy Share held. In aggregate, the Company issued 4,403,296 common shares under the Toro Scheme.

The acquisition of Toro Energy expands the Company’s portfolio of uranium assets in Australia, highlighted by Wiluna as discussed above in “About IsoEnergy”. See the Company’s press release dated June 25, 2026 entitled “IsoEnergy Completes Acquisition of Toro Energy” for additional information regarding the acquisition of Toro Energy.

•	Sustainability Report

On July 13, 2026, the Company released its sustainability report for the year ended December 31, 2025 (the “Sustainability Report”). The Sustainability Report highlights the Company’s continued progress in advancing its global uranium portfolio with a focus on environmental stewardship, Indigenous partnerships, empowering local talent, and responsible corporate governance. The full Sustainability Report is available on the Company’s website at www.isoenergy.ca/sustainability.

Unless and to the extent specifically referred to herein, neither the Sustainability Report nor the information on the Company’s website shall be deemed to be incorporated by reference into this MD&A.

•	Investment in DISA Uranium

On August 19, 2026, the Company completed a transaction with DISA Uranium under which the Company sold its subsidiaries holding its portfolio of permitted, past-producing conventional uranium mines and uranium mineral properties in Utah, pursuant to a contribution agreement, in exchange for 1,677,350 common shares of DISA Uranium (“DISA Uranium Common Shares”). Concurrent with the transaction, the Company invested $45,604,258 (US$32,999,933) in 419,313 Series B preferred shares of DISA Uranium (“DISA Uranium Preferred Shares”, and together with the DISA Uranium Common Shares, the “DISA Uranium Shares”) as part of a concurrent financing completed by DISA Uranium. Following the completion of this transaction, the Company owns approximately 35.1% of the issued DISA Uranium Shares. The Company exercised its right to nominate two directors to the DISA Uranium board of directors.

See the Company’s press releases referred to below in “Discussion of Operations” for additional information on key work programs completed by the Company, prior to the transaction with DISA Uranium, at Tony M and the Flatiron Project in Utah.

•	Exploration Agreement with Kineepik Métis Local Inc.

In August 2026, the Company entered into an exploration agreement (“Exploration Agreement”) with Kineepik Métis Local Inc. (“Kineepik”), representing Métis rights holders who live within the Kineepik Use and Occupancy Area, including members and residents of Pinehouse, Saskatchewan. The Exploration Agreement establishes a framework for ongoing engagement, information sharing, and collaboration between Kineepik and the Company, as it advances exploration in the area. The Exploration Agreement also provides for Kineepik community members and businesses to participate in exploration activities through business, employment, and training opportunities.

•	Corporate Update

In October 2026, the Company appointed Nathan Bridge, M.Sc., P.Geo., as Vice President, Exploration. Dr. Dan Brisbin moved from his previous role as Vice President, Exploration into the newly created role of Vice President, Geology.

ISOENERGY LTD.
For the three and nine months ended September 30, 2026 and 2025

DISCUSSION OF OPERATIONS

Nine months ended September 30, 2026

During the nine months ended September 30, 2026, the Company incurred $19,845,568 of exploration and evaluation spending on its exploration properties globally, as set out below. Most of the expenditures were at the Company’s Larocque East Project in the Athabasca Basin as further discussed below. See “Outlook” below for future exploration plans.

Exploration and evaluation spending

	Canada	United States	Australia	Total
Drilling	$5,219,775	$693,875	$-	$5,913,650
Labour and wages	1,532,871	886,250	324,620	2,743,741
Geological and geophysical	2,176,019	80,654	88,707	2,345,380
Claim holding costs and advance royalties	255,023	555,298	829,963	1,640,284
Studies and mine site management	-	1,588,121	15,964	1,604,085
Camp costs	1,537,426	22,241	1,609	1,561,276
Travel	343,577	61,109	38,768	443,454
Geochemistry and assays	380,861	6,588	16,143	403,592
Community relations	378,887	-	-	378,887
Health, safety and environmental	176,461	45,932	82,089	304,482
Extension of claim payments	74,125	-	-	74,125
Other	621,182	134,666	494,690	1,250,538
Cash expenditures	$12,696,207	$4,074,734	$1,892,553	$18,663,494
Share-based compensation	869,260	312,814	-	1,182,074
Total expenditures	$13,565,467	$4,387,548	$1,892,553	$19,845,568

ISOENERGY LTD.
For the three and nine months ended September 30, 2026 and 2025

Canada

Expenditures on the Company’s properties in Canada were primarily focused on the following projects in the Athabasca Basin (Figure 1) during the nine months ended September 30, 2026:

	Larocque East	Dorado	Other	Total
Drilling	$3,682,762	$1,537,013	$-	$5,219,775
Geological and geophysical	765,539	261,418	1,149,062	2,176,019
Camp costs	1,043,920	373,547	119,959	1,537,426
Labour and wages	921,212	253,879	357,780	1,532,871
Geochemistry and assays	275,961	83,079	21,821	380,861
Community relations	229,514	78,224	71,149	378,887
Travel	165,420	65,320	112,837	343,577
Claim holding costs	175	783	254,065	255,023
Health, safety and environmental	159,771	745	15,945	176,461
Extension of claim payments	-	-	74,125	74,125
Other	84,368	310,298	226,516	621,182
Cash expenditures	$7,328,642	$2,964,306	$2,403,259	$12,696,207
Share-based compensation	665,418	-	203,842	869,260
Total expenditures	$7,994,060	$2,964,306	$2,607,101	$13,565,467

Figure 1 – Location of the Company’s exploration projects in the eastern Athabasca Basin

IsoEnergy Ltd
Fond-du-Lac
Stony Rapids
Black Lake
Black Lake
IsoEnergy Ltd.
Hurricane Deposit
48.61 M lbs U_3O_8 @ 34.5%
*indicated resource
N.W.T.
Nvt.
Alta.
Sask.
Man.
Ont.
B.C.
WA
CAN
U.S.
Larocque West Extension
Larocque West
Larocque East
Larocque North
Dorado
Aurora
Uranium Mill
Operating Mine
Points North Landing
IsoEnergy Ltd.
GEM Oil Option
IsoEnergy - Purepoint JV
Pasfield Lake
Hawk
Radio
Wollaston Lake
McClean Lake Mill
Rabbit Lake Mill
Hatchet Lake
Wollaston
Athabasca Basin
Ward Creek
Cigar Lake
Rapid River
Celeste Block
Trident
Cable
Sparrow
McArthur River
SK
MB
Ranger
Cree Lake
Carlson Creek
Ledge
East Rim
Evergreen
HWY 905
Reindeer Lake
HWY 914
Key Lake Mill
0 20 40
Kilometers
NAD83 UTM Zone 13N
400,000E m
500,000E m
600,000E m
Kinoosao

* See “Technical Disclosure”

ISOENERGY LTD.
For the three and nine months ended September 30, 2026 and 2025

Larocque East Project

Winter 2026 – Diamond Drilling

The winter 2026 drilling program focused on testing resource expansion targets at the Hurricane Deposit and testing greenfield targets up to three kilometres east along the Larocque Trend. The Company initially planned for 13 diamond drill holes totalling 5,200 metres and successfully expanded the program to complete 17 diamond drill holes totalling 6,804 metres.

Uranium mineralization was intersected on both trends, which built upon intersections along these two trends from the 2025 exploration programs. Assay results from the winter 2026 drilling program include high-grade uranium mineralization intersected within the newly reinterpreted L fault zone along the Hurricane South Trend (Figure 2).

Summer 2026 – Diamond Drilling

The summer 2026 drilling program focused on continuing to expand mineralization beyond the current resource footprint by targeting the Hurricane South Trend. The Company initially planned for 20 drill holes totalling 8,000 metres and successfully expanded the program to complete 26 drill holes totalling 10,159 metres.

The summer 2026 drilling program successfully intersected widespread, strongly elevated radioactivity over a strike length of 600 metres along the Hurricane South Trend. Eighteen drill holes returned intervals at or above the 350 counts per second (“cps”) threshold over 0.5 metres, 13 drill holes returned 1,000 cps or greater, and three holes returned over 35,000 cps, including the strongest radioactivity drilled to date on the Hurricane South Trend (Figure 2).

The full suite of geochemical assays and structural interpretations of the summer 2026 drill program, once received, will be used to fully inform drill targets and exploration targets for future drill and exploration programs at Larocque East.

See the Company’s press releases dated January 20, 2026 entitled “IsoEnergy Commences 2026 Winter Drilling Program at the Larocque East Project, Athabasca Basin”, April 7, 2026 entitled “IsoEnergy Winter Drilling Intersects Radioactivity in Multiple Holes, Including 30,050 cps over 1.0 Metre, in a Newly Reinterpreted Fault Zone on the South Trend of the Hurricane Deposit”, May 12, 2026 entitled “IsoEnergy Confirms High Grade Uranium Mineralization on the Hurricane South Trend, with up to 4.21% U3O8 over 3.5 m, including up to 11.6% U3O8 over 1.0 m”, June 11, 2026 entitled “IsoEnergy Commences 8,000 Metres Summer Drill Program at the Larocque East Project, Athabasca Basin”, July 13, 2026 entitled “IsoEnergy Resumes Summer Drilling at Hurricane South Trend with Strong Initial Results; 11,075 cps over 3.5m, Including 43,160 cps Over 0.5 m, Intersected on South Trend”, and September 8, 2026 entitled “IsoEnergy Completes Summer Drilling at Larocque East, Intersecting Widespread and Strongest Radioactivity to Date Along the Hurricane South Trend” for additional information regarding the initial results for the summer 2026 program and results for the winter 2026 exploration program.

ISOENERGY LTD.
For the three and nine months ended September 30, 2026 and 2025

Figure 2 – Map of the Larocque Trend on the Larocque East project showing the Hurricane deposit, drill hole unconformity intercept locations, and the interpreted traces of the H, I, J, K and L faults at the unconformity. The J, K and L faults, which comprise the Hurricane South Trend, were the focus of summer drilling. 2026 summer drill holes are colour-coded by radioactivity (cps) x core length (m) product (e.g. 1200 cps intersected along a 2 m core interval has a cps.m product of 2400). Previously released geochemical results for winter drill holes (see May 12, 2026 news release) are also shown. Unmineralized winter holes are labelled but not colour-coded for cps. 2025 and earlier drill holes are not labelled.

Winter 2026 Mineralized Drill Hole (at UNCO)
Drill Hole at UNCO
High Grade Domain
Medium Grade Domain
Low Grade Domain
H-Fault (Main Trend)
I-Fault (Main Trend)
J-Fault (South Trend)
K-Fault (South Trend)
L-Faults (South Trend)
IsoEnergy Ltd.
Larocque East Property
Hurricane Deposit
Dawn Lake JV
Cameco - Orano
LE26-239
0.82 % U_3O_8 / 1.0 m
LE26-243
1.75 % U_3O_8 / 0.5 m
and 0.60 % U_3O_8 / 0.5 m
LE26-233
LE26-269
LE26-256
LE26-263
LE26-247
LE26-245
LE26-236
LE26-252
LE26-262
LE26-266A
LE26-257
LE26-267
LE26-261
LE26-272
LE26-253
LE26-246
LE26-235
LE26-237
LE26-244
0.92 % U_3O_8 / 0.5 m
LE26-273
14,135 cps / 3.0 m
incl. 36,292 cps / 1.0 m
LE26-248
4.21% U_3O_8/ 3.5 m
incl. 11.61% U_3O_8/ 1.0 m
LE26-249
0.91 % U_3O_8 / 0.5 m
LE26-241
0.56 % U_3O_8 / 0.5 m
LE26-250
11,076 cps / 3.5 m
incl. 43,160 cps / 0.5 m
LE26-254
10,110 cps / 2.0 m
incl. 35,900 cps / 0.5 m
LE26-234
1.00 % U_3O_8/ 1.5 m
incl. 2.75 % U_3O_8/ 0.5 m
and 0.34 % U_3O_8/ 0.5 m
2026 Drill Hole (at UNCO)
CPS.m (RS-125)
<175 cps.m
175 - 500 cps.m
500 - 1000 cps.m
1000 - 3000 cps.m
3000 - 5000 cps.m
5000 - 10000 cps.m
>10000 cps.m
0 50 100
Meters
NAD 83 ZONE 13N
544,500E m
544,750E m
545,000E m
6,496,750N m
6,496,250N m

Dorado Project (Purepoint Joint Venture)

Winter 2026 – Drilling

The winter 2026 drilling program at Dorado, operated by Purepoint Uranium, was completed with nine holes totalling 5,210 metres. The winter 2026 drilling program successfully expanded uranium mineralization at the Nova Discovery and extended the geologic contact for a strike length of one kilometre. This was highlighted by drill holes NV26-05 which had an average of 17,700 cps over 1.8 metres and NV26-03A which had an average of 10,600 cps over 1.7 metres. The winter 2026 drill program established a refined targeting framework for continued expansion.

Summer 2026 – Drilling

The summer 2026 drill program at Dorado was completed with seven holes totalling 3,669 metres and continued to focus on expanding the Nova Discovery and evaluating additional high-priority regional targets across Dorado (Figure 3). The summer 2026 drill program encountered radioactivity at several targets. In addition, an airborne Mobile MagnetoTellurics (“MobileMT”) survey over the Dorado Project was completed in 2026.

The full suite of geochemical assays and structural interpretations of the summer 2026 drill program, once received, will be used to fully inform drill targets and exploration targets for future drill and exploration programs at Dorado.

ISOENERGY LTD.
For the three and nine months ended September 30, 2026 and 2025

Figure 3 – Dorado Project map showing Nova, Q23, and Q24 targets

104°20'0"W
104°0'0"W
YT
NT
NU
BC
AB
SK
MB
ON
U.S.
References – Sask Min File #
1 SMDC, 1983 74I09-0015
2 Cogema, 1991 74I-0053
3 Cogema, 1999 74I09-0062
4 Areva, 2007 74I08-0071
5 Denison, 2013 MAW00308
6 Denison, 2015 MAW01724
7 F3, 2022 PR, August 2022
8 Cosa, 2026 PR, May 2026
9 Foremost, 2026 PR, April 2026
58°40'0"N
58°30'0"N
Waterfound River
Fond du Lac River
Edge of Athabasca Basin
RL13-16[5]
1.52% U_3O_8 over 0.15 m
MLN26-013[8]
0.55% U_3O_8 over 5.0 m
IsoEnergy Ltd.
Hurricane Deposit
48.61 MM lbs U_3O_8 @ 34.5%
*indicated resource
OD-1[1]
0.06% U_3O_8 over 3.4 m
Larocque Lake - Cameco
ML22-006[7]
0.24% U_3O_8 over 0.5 m
Q23 and Q24
Target Areas
HL-48[2]
0.18% U_3O_8 over 0.6 m
Alligator Showing - Orano
MP15-03[6]
0.25% U_3O_8 over 6.0 m
TF-26-30[9]
0.34% eU_3O_8 over 4.6 m
HL-89[4]
0.17% U_3O_8 over 0.2 m
HL-50[1]
3.7% U_3O_8 over 0.6 m
HL-76[3]
0.65% U_3O_8 over 0.1 m
Nova Discovery
PG25-07A
8.1% U_3O_8 over 0.4m
Legend
Uranium Showing
Neighbouring Uranium Showing
Conductor
Granitic Dome
Graphitic Domain
Dorado Project
Summer 2026 Target Area
NOTE: HL-48 and 50 are U by Delayed Neutron Counting; HL-76 and 89 by Partial Digestion
Purepoint Uranium
Dorado JV Project
0 2.5 5 10 km
Nad83/UTM Zone 13N
Purepoint Uranium Group Inc.

* See “Technical Disclosure”

Other Canadian projects

The majority of spending at other Canadian projects included completing MobileMT surveys at the Trident, Ranger, Hawk, Larocque East, Larocque West, and Larocque West Extension (as defined below) projects in the Athabasca Basin, geological fieldwork at Matoush in Quebec, and reporting on 2025 and 2026 fieldwork. The Company also spent $500,000 extending its Larocque West project through an option agreement with GEM Oil Inc. (“Larocque West Extension”) and spent $36,957 to stake several claims extensions along the Larocque East, Larocque West, Larocque North, Hawk, East Rim, Evergreen, and Ledge projects in the Athabasca Basin.

ISOENERGY LTD.
For the three and nine months ended September 30, 2026 and 2025

United States

Expenditures on the Company’s properties in the United States during the nine months ended September 30, 2026 were primarily at the Tony M Mine and Flatiron Project (from January 1, 2026 to August 19, 2026). On August 19, 2026, the Company sold the Tony M Mine, Rim Mine, Daneros Mine, Sage Plain Project, and Flatiron Project in Utah to DISA Uranium. The Company no longer owns these assets as of September 30, 2026, however retains significant exposure to these assets through its approximately 35.1% ownership stake in DISA Uranium, as described in “Year-to-date 2026 Highlights”.

Tony M Mine

The Company completed a bulk sample program, which involved the extraction of approximately 2,100 tons of mineralized material. The bulk sample program was executed by the Company using contract mining services provided by GenX Mining Contractors, LLC. The results of the bulk sample program, once fully evaluated, are intended to be inputs into ongoing technical studies, to be undertaken by DISA Uranium.

Flatiron Project

The Company completed its drilling program at the Flatiron Project in Utah. Seven surface rotary holes were drilled as planned. Once the full suite of geochemical assays and structural interpretations are received, the results will be used to fully inform future drill targets and exploration targets at the Flatiron Project, to be undertaken by DISA Uranium.

See the Company’s press release dated April 23, 2026 entitled “IsoEnergy Continues Systematic Drill Testing at Flatiron, Targeting Growth Near Tony M Mine, Utah and Provides Bulk Sample Update” for additional information regarding the bulk sample program at Tony M and the work program at the Flatiron Project.

Year ended December 31, 2025

During the year ended December 31, 2025, the Company incurred $24,392,910 of exploration and evaluation spending on its exploration properties globally, as set out below. Most of the expenditures were at the Company’s Larocque East Project in the Athabasca Basin.

Exploration and evaluation spending

	Canada	United States	Australia	Total
Drilling	$7,821,156	$397,746	$-	$8,218,902
Geological and geophysical	3,330,111	134,975	283,024	3,748,110
Labour and wages	1,913,377	1,311,461	8,871	3,233,709
Camp costs	2,180,807	41,733	69,269	2,291,809
Studies and mine site management	124,041	1,525,816	-	1,649,857
Claim holding costs and advance royalties	73,058	765,577	228,458	1,067,093
Travel	385,270	101,682	64,016	550,968
Community relations	541,625	-	-	541,625
Geochemistry and assays	415,649	25,929	23,744	465,322
Health, safety and environmental	289,535	11,533	66,696	367,764
Net extension of claim refunds	(71,408)	-	-	(71,408)
Other	569,380	359,155	20,031	948,566
Cash expenditures	$17,572,601	$4,675,607	$764,109	$23,012,317
Share-based compensation	893,360	476,215	11,018	1,380,593
Total expenditures	$18,465,961	$5,151,822	$775,127	$24,392,910

ISOENERGY LTD.
For the three and nine months ended September 30, 2026 and 2025

Expenditures on the Company’s properties in the Athabasca Basin (Figure 1) and Quebec were primarily focused on the following projects during the year ended December 31, 2025:

	Larocque East	Hawk	Purepoint JV	East Rim	Other	Total
Drilling	$4,725,149	$1,809,965	$1,286,042	$-	$-	$7,821,156
Geological and geophysical	122,066	911,135	62,584	799,979	1,434,347	3,330,111
Camp costs	1,170,260	606,487	255,907	-	148,153	2,180,807
Labour and wages	1,014,640	319,034	247,224	75,689	256,790	1,913,377
Community relations	279,082	138,051	67,506	20,592	36,394	541,625
Geochemistry and assays	257,665	39,744	75,515	-	42,725	415,649
Travel	224,865	16,286	34,281	-	109,838	385,270
Health, safety and environmental	274,047	8,074	2,903	1,208	3,303	289,535
Studies	-	-	-	-	124,041	124,041
Claim holding costs	-	-	-	-	73,058	73,058
Net extension of claim refunds	-	-	-	-	(71,408)	(71,408)
Other	68,456	29,710	196,595	1,981	272,638	569,380
Cash expenditures	$8,136,230	$3,878,486	$2,228,557	$899,449	$2,429,879	$17,572,601
Share-based compensation	432,835	216,281	120,406	50,101	73,737	893,360
Total expenditures	$8,569,065	$4,094,767	$2,348,963	$949,550	$2,503,616	$18,465,961

Expenditures on the Company’s properties in the United States were as follows during the year ended December 31, 2025:

	Tony M	Henry Mountains	Coles Hill	Other	Total
Studies and mine site management	$805,029	$-	$720,787	$-	$1,525,816
Labour and wages	834,536	419,183	35,283	22,459	1,311,461
Claim holding costs and advance royalties	464,482	80,920	-	220,175	765,577
Drilling	-	397,746	-	-	397,746
Geological and geophysical	-	13,723	-	121,252	134,975
Travel	10,887	51,462	12,117	27,216	101,682
Camp costs	-	41,244	-	489	41,733
Geochemistry and assays	-	25,929	-	-	25,929
Health, safety and environmental	4,347	-	-	7,186	11,533
Other	69,503	-	-	289,652	359,155
Cash expenditures	$2,188,784	$1,030,207	$768,187	$688,429	$4,675,607
Share-based compensation	257,179	160,279	-	58,757	476,215
Total expenditures	$2,445,963	$1,190,486	$768,187	$747,186	$5,151,822

ISOENERGY LTD.
For the three and nine months ended September 30, 2026 and 2025

OUTLOOK

The Company intends to actively explore all its exploration projects as and when resources permit. The nature and extent of further exploration on any of the Company’s properties, however, will depend on the results of completed and ongoing exploration activities, an assessment of the Company’s recently acquired properties and the Company’s financial resources.

Ground geophysical surveys are being planned for the Larocque East, East Rim, and Hawk projects in the Athabasca Basin, subject to contractor availability. As further outlined in “Discussion of Operations” above, activities in Canada for 2026 also include evaluating the exploration results from the 2026 exploration programs to propose future exploration work.

Once the evaluation of exploration results from the 2026 exploration programs across the Company’s portfolio is completed, this information will be used to propose future detailed exploration work. The Company also intends to complete an NI 43-101 resource report for Wiluna and internal technical studies on certain non-material properties in 2026.

SELECTED FINANCIAL INFORMATION

Management is responsible for the Interim Financial Statements referred to in this MD&A. The Audit Committee of the Board of Directors (the “Board”) has been delegated the responsibility to review the Interim Financial Statements and MD&A and make recommendations to the Board. The Board is responsible for final approval of the Interim Financial Statements and MD&A.

The Interim Financial Statements have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) as issued by the IASB and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). The Company’s presentation currency and the functional currency of its Canadian operations is Canadian dollars; the functional currency of its Australian operations is the Australian dollar; and the functional currency of its United States operations is the US dollar.

The Company’s Interim Financial Statements have been prepared using IFRS applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The ability of the Company to continue as a going concern is dependent on its ability to obtain financing and achieve future profitable operations.

ISOENERGY LTD.
For the three and nine months ended September 30, 2026 and 2025

Financial Position

The following financial data is derived from and should be read in conjunction with the Interim Financial Statements and the Annual Financial Statements. As an exploration stage company, IsoEnergy does not have revenues.

	September 30, 2026	December 31, 2025	December 31, 2024
Exploration and evaluation assets	$309,957,916	$279,091,819	$262,291,098
Investment in associate	147,796,725	-	-
Total assets	569,514,110	416,958,281	340,835,023
Total current liabilities	11,893,056	12,399,489	35,103,977
Total non-current liabilities	12,506,447	3,132,706	2,567,887
Adjusted working capital(1)	95,534,414	116,743,618	56,116,942
Cash dividends declared per share	Nil	Nil	Nil

(1)	Adjusted working capital is a non-IFRS financial measure, as discussed below, and is defined as current assets less current liabilities, excluding flow-through share premium liabilities and convertible debenture liabilities.

In the nine months ended September 30, 2026, total assets increased because the Company:

•	Acquired Toro Energy which increased total assets by $76,111,333 and exploration and evaluation assets by $74,853,334.

•	Completed the transaction with DISA Uranium which increased total assets by a net $22,943,404, comprising an increase to an investment in DISA Uranium Common Shares of $113,582,678 offset by assets disposed of $77,405,949 and the portion of the gain on sale attributable to its ownership percentage of $13,233,325.

•	Capitalized $19,845,568 of exploration and evaluation costs, before movements in foreign exchange rates, as further described in “Discussion of Operations” above.

•	Raised $57,501,150 in the 2026 Financing and $25,000,005 in the 2026 Concurrent Private Placement, with associated share issuance costs of $4,031,076.

•	Received $4,498,560 of common shares of Jaguar Uranium Corp. (“Jaguar Uranium”) as the remaining consideration pursuant to the sale of the Company’s Argentina assets that was completed in July 2024.

Increases to total assets were partially offset by a decrease in the fair value of marketable securities of $24,064,748 during the nine months ended September 30, 2026.

Current liabilities as of September 30, 2026, include a flow-through share premium liability of $45,653 relating to the February 2025 Financing (as defined herein). Accounts payable and accrued liabilities increased by $3,708,615 during the nine months ended September 30, 2026 mostly due to transaction costs incurred for the acquisition of Toro Energy. The fair value of the US$4 million in principal of unsecured convertible debentures issued on December 6, 2022 (the “2022 Debentures”) increased by $385,213 during the nine months ended September 30, 2026.

Adjusted working capital decreased during the nine months ended September 30, 2026 mainly due to the cash investment in DISA Uranium Preferred Shares and spending on exploration work programs and corporate spend, partially offset by the proceeds raised from the 2026 Financing and 2026 Concurrent Private Placement.

ISOENERGY LTD.
For the three and nine months ended September 30, 2026 and 2025

Acquisition of Toro Energy

On June 25, 2026, the Company completed the acquisition of Toro Energy. The Company issued 4,403,296 common shares under the Toro Scheme. See above in “Year-to-date 2026 Highlights” for further detail around the terms of the acquisition.

The acquisition of Toro Energy expands the Company’s uranium mineral footprint by entering a new jurisdiction in Western Australia, Australia. The most significant mineral property acquired is the Wiluna uranium project.

The closing price of the Company’s common shares on the TSX was $14.55 on the date of issue.

The consideration paid by the Company has been calculated as follows:

Company’s common shares issued for Toro Energy Shares	4,403,296
Company’s closing share price on date of issue	$14.55
Total common share consideration	$64,067,957
Carrying value of Company’s existing shareholding in Toro Energy	3,239,536
Carrying value of Company’s existing advances to Toro Energy	1,963,355
Transaction costs	6,007,969
Total consideration	$75,278,817

The Company settled all outstanding Toro Energy stock options with a cash payment, included in transaction costs.

As Toro Energy did not have inputs or processes capable of generating outputs, the Company accounted for the acquisition of Toro Energy as an asset acquisition and the Company allocated the total consideration at the fair value of the individual assets and liabilities of Toro Energy on June 25, 2026. The allocation of the total consideration was as follows:

Exploration and evaluation assets	$74,853,334
Property and equipment	41,172
Marketable securities	841,534
Cash	165,249
Accounts receivable	178,377
Prepaid expenses	31,667
Accounts payable and accrued liabilities	(785,168)
Lease liability	(47,348)
Total net assets acquired	$75,278,817

The results of the Company for the three and nine months ended September 30, 2026 include the results of Toro Energy from June 25, 2026.

ISOENERGY LTD.
For the three and nine months ended September 30, 2026 and 2025

Investment in DISA Uranium

On August 19, 2026, the Company completed a transaction with DISA Uranium under which the Company sold its assets in Utah, pursuant to a contribution agreement, in exchange for 1,677,350 DISA Uranium Common Shares. Concurrent with the transaction, the Company invested $45,604,258 (US$32,999,933) in DISA Uranium Preferred Shares as part of a concurrent financing completed by DISA Uranium. Following the completion of this transaction, the Company owns approximately 35.1% of the DISA Uranium Shares. The Company exercised its right to nominate two directors to the DISA Uranium board of directors. The Company does not control DISA Uranium but has significant influence over its financial and operating policy decisions. The investment in DISA Uranium has been accounted for as an investment in an associate using the equity method from August 19, 2026.

The carrying value of the net assets contributed was as follows:

Cash	$60,555
Accounts receivable	16,797
Prepaid expenses	360,858
Property and equipment	6,595,946
Exploration and evaluation assets	67,293,596
Environmental bonds	3,078,197
Accounts payable and accrued liabilities	(95,058)
Asset retirement obligation	(2,161,252)
Net assets contributed	$75,149,639

The calculation of the gain on sale was as follows:

DISA Uranium Common Shares received	1,677,350
Fair value per DISA Uranium Common Share	$67.72
Fair value of DISA Uranium Common Shares received	$113,582,678
Costs to dispose, net of reimbursements	(1,986,585)
Reclassification of cumulative currency translation adjustments	1,298,340
Carrying value of net assets contributed	(75,149,639)
Gain on sale to DISA Uranium (100%)	$37,744,794
Portion of gain on sale attributable to Company’s ownership interest (35.1%)	(13,233,325)
Gain on sale to DISA Uranium recognized	$24,511,469

ISOENERGY LTD.
For the three and nine months ended September 30, 2026 and 2025

Results of Operations

The following financial data is derived from and should be read in conjunction with the Interim Financial Statements.

	For the three months ended September 30		For the nine months ended September 30
	2026	2025	2026	2025
General and administrative costs
Share-based compensation	$1,627,201	$2,143,422	$7,046,657	$5,190,658
Salaries, contractor and director fees	898,149	755,315	2,690,552	2,339,427
Investor relations	248,711	396,796	1,817,232	919,883
Office and administrative	314,161	240,159	958,516	777,616
Professional and consultant fees	837,918	351,783	2,904,581	2,302,253
Travel	90,872	116,858	640,300	383,175
Public company costs	396,455	361,572	1,278,344	987,425
Total general and administrative costs	$(4,413,467)	$(4,365,905)	$(17,336,182)	$(12,900,437)
Interest income	637,349	626,450	2,330,538	1,301,134
Interest expense	(18,512)	(34,686)	(85,266)	(110,744)
Interest on convertible debentures	(139,933)	(168,083)	(415,555)	(657,227)
Fair value gain (loss) on convertible debentures	183,630	115,898	(381,817)	454,395
Share of net loss from associate	(2,098,894)	-	(2,098,894)	-
Net gain on disposal of assets	22,850,549	-	27,349,109	11,189,425
Foreign exchange (loss) gain	(464,976)	5,429	(350,204)	(63,516)
Other loss	(57,614)	(167,938)	(57,614)	(167,938)
Other income	34,896	144,760	79,812	668,701
Income (loss) from operations	$16,513,028	$(3,844,075)	$9,033,927	$(286,207)
Deferred income tax (expense) recovery	(10,013,298)	4,131,951	(10,726,930)	3,792,428
Income (loss) for the period	$6,499,730	$287,876	$(1,693,003)	$3,506,221
Income (loss) per share
Basic	$0.10	$0.01	$(0.03)	$0.07
Diluted	$0.10	$(0.01)	$(0.03)	$0.05

Three months ended September 30, 2026

During the three months ended September 30, 2026, the Company recorded net income of $6,499,730, compared to net income of $287,876 in the three months ended September 30, 2025. The main driver of the difference between the two periods was gain on the sale of its assets in Utah to DISA Uranium of $24,511,469, partially offset by a deferred tax expense of $10,013,298 primarily due to a higher accounting basis compared to tax basis of the investment in associate in the current period. Other factors causing the difference between the two periods are further described below.

General and administrative costs

Share-based compensation was $1,627,201 in the three months ended September 30, 2026, compared to $2,143,422 in the three months ended September 30, 2025. The share-based compensation expense is a non-cash charge based on the Black-Scholes value of stock options and the grant date fair value of RSUs, calculated using the graded vesting method. Stock options granted to directors, consultants and employees typically vest in three tranches – 1/3 immediately, 1/3 on the first anniversary of the grant date, and the remaining 1/3 on the second anniversary of the grant date, with the corresponding share-based compensation expense being recognized over this period. The decrease in the current period was primarily due to no stock options being granted during the current period compared to stock options being granted in the comparative period.

ISOENERGY LTD.
For the three and nine months ended September 30, 2026 and 2025

Salaries, contractor and director fees increased from the prior period primarily due to additional team members added to support the Company’s corporate strategy and objectives.

Investor relations expenses relate primarily to costs incurred in communicating with existing and potential shareholders, conferences and marketing. The decrease in the current period is primarily due to timing differences of marketing activities in Europe between the two periods.

Office and administrative expenses primarily consist of office operating costs and other general administrative costs. The increase in the current period as compared to the prior period is primarily due to an increase in IT security related expenditures and an increase in administrative expenditures with the addition of an office in Australia following the acquisition of Toro Energy.

Professional and consultant fees were higher than the prior period mainly due to higher business development expenditures, as well as professional fees incurred by Toro Energy during the three months ended September 30, 2026.

Travel expenses primarily relate to travel and accommodation costs for conferences, business development activities, public relations activities, and general corporate purposes. Travel costs decreased in the current period mostly due to timing differences of marketing activities in Europe between the two periods, as discussed above.

Public company costs consist primarily of costs associated with the Company’s continuous disclosure obligations, listing fees, directors and officers insurance, transfer agent costs, press releases and other shareholder communications. The increase in public company costs is primarily due to additional transfer agent costs.

Other items

Interest expense on the Debentures (as defined herein) was $139,933 in the three months ended September 30, 2026, which decreased from $168,083 in the three months ended September 30, 2025. The 2022 Debentures bear interest of 10% per annum and are payable, with a combination of cash and common shares of the Company, on June 30 and December 31. The decrease is primarily due to the US$6 million principal of unsecured convertible debentures issued on August 18, 2020 (the “2020 Debentures” and together with the 2022 Debentures, the “Debentures”) being fully converted by August 1, 2025.

The fair value of the 2022 Debentures on September 30, 2026 was $5,816,072 compared to $6,002,011 on June 30, 2026. The decrease in fair value includes $183,630 recorded in the statement of income and a fair value decrease attributable to the change in credit risk of $2,309 included in other comprehensive income (loss). The 2022 Debentures are classified as measured at fair value through profit and loss. In accordance with IFRS 9 – Financial Instruments, the part of a fair value change due to an entity’s own credit risk is presented in other comprehensive income (loss). As of September 30, 2026, the time to maturity of the 2022 Debentures was 1.2 years.

The share of net loss from associate reflects the Company’s share of the rights to DISA Uranium’s changes in net assets from August 19, 2026 to September 30, 2026, assuming a liquidation event occurs on September 30, 2026.

Foreign exchange loss was $464,976 in the three months ended September 30, 2026, compared to a gain of $5,429 in the three months ended September 30, 2025, primarily on negative exchange movements realized on US dollar purchases to invest in the DISA Uranium Preferred Shares.

ISOENERGY LTD.
For the three and nine months ended September 30, 2026 and 2025

Other income was $34,896 in the three months ended September 30, 2026, compared to $144,760 in the three months ended September 30, 2025. This primarily relates to incidental timber sales earned from the Company’s operations in the US in the prior period, of which there were no such sales in the current period.

The Company records a deferred tax recovery or expense which is comprised of a recovery on losses or expense on gains recognized in the period and, when applicable, the release of flow-through share premium liability which is offset by the renunciation of flow-through share expenditures to shareholders. In the three months ended September 30, 2026, this resulted in an expense of $10,013,298, compared to a recovery of $4,131,951 in the three months ended September 30, 2025. The change from a recovery to an expense is primarily due to a higher accounting basis compared to the tax basis of the investment in associate on the sale of the assets in Utah, partially offset by the flow-through share expenditure in the current quarter.

Nine months ended September 30, 2026

During the nine months ended September 30, 2026, the Company recorded a net loss of $1,693,003, compared to net income of $3,506,221 in the nine months ended September 30, 2025. The difference arises mainly for the reasons discussed above for the three months ended September 30, 2026. In addition, there was an increase in general and administrative costs of $4,435,745, as further described below. There was a gain of $11,189,425 recorded in the prior period relating to the sale of the Mountain Lake property and certain royalty assets. Other factors causing the difference between the two periods, other than those that are for similar reasons discussed above for the three months ended September 30, 2026, are further described below.

General and administrative costs

The increase in public company costs is primarily due to the additional costs of sustaining a listing on the NYSE American, including the amortization of the premium for additional director and officer insurance, partially offset by the initial listing fees for the NYSE American incurred in the prior period.

The increase in investor relations costs is primarily due to increased marketing activities in the United States and Asia compared to the prior period.

The increase in travel costs is primarily due to the increased business development activities and marketing activities in the United States and Asia, as described above.

Other items

The fair value of the 2022 Debentures on September 30, 2026 was $5,816,072 compared to $5,430,859 on December 31, 2025. The increase in fair value includes $381,817 recorded in the statement of income and a fair value increase attributable to the change in credit risk of $3,396 included in other comprehensive loss.

Other income was $79,812 in the nine months ended September 30, 2026, compared to $668,701 in the nine months ended September 30, 2025. This primarily relates to incidental timber sales earned from the Company’s operations in the US in the prior period, of which fewer such sales occurred in the current period.

ISOENERGY LTD.

For the three and nine months ended September 30, 2026 and 2025

SUMMARY OF QUARTERLY RESULTS

The following information is derived from the Company’s Interim Financial Statements and Annual Financial Statements prepared in accordance with IFRS. The information below should be read in conjunction with the Company’s interim and annual financial statements for each of the past eight quarters.

	Sep. 30, 2026	Jun. 30, 2026	Mar. 31, 2026	Dec. 31, 2025
Revenue	Nil	Nil	Nil	Nil
Net income (loss)	$6,499,730	$(6,689,958)	$(1,502,775)	$(4,632,620)
Net income (loss) per share:
Basic	$0.10	$(0.11)	$(0.03)	$(0.08)
Diluted	$0.10	$(0.11)	$(0.03)	$(0.08)

	Sep. 30, 2025	Jun. 30, 2025	Mar. 31, 2025	Dec. 31, 2024
Revenue	Nil	Nil	Nil	Nil
Net income (loss)	$287,876	$(1,887,270)	$5,105,615	$(35,505,105)
Net income (loss) per share: (1)
Basic	$0.01	$(0.04)	$0.11	$(0.79)
Diluted	$(0.01)	$(0.04)	$0.10	$(0.89)

(1)	Net income (loss) per share amounts in the earliest quarter presented are retroactively restated on a post-Share Consolidation basis. Refer to the discussion on the Share Consolidation above in “About IsoEnergy”.

IsoEnergy does not derive any revenue from its operations. Its primary focus is the acquisition, exploration and development of mineral properties. As a result, the income (loss) per period has fluctuated depending on the Company’s activity level and periodic variances in certain items. Quarterly periods are therefore not comparable. As part of the Company’s strategy to evaluate additional merger and acquisition (“M&A”) opportunities, the Company may incur gains or losses related to such transactions or incur expenses for M&A opportunities that do not materialize. In the three months ended September 30, 2026, a gain of $24,511,469 was recorded on the sale to DISA Uranium and a loss of $1,660,920 was recorded on the sale of the Dieter Lake property; in the three months ended March 31, 2026, a gain of $4,498,560 was recorded on the receipt of common shares of Jaguar Uranium as the remaining consideration pursuant to the sale of the Argentina assets; in the three months ended December 31, 2025, a gain of $2,250,000 was recorded on the receipt of common shares of Future Fuels Inc. as the remaining consideration pursuant to the sale of the Mountain Lake property; in the three months ended June 30, 2025, a gain of $820,394 was recorded on the sale of certain of the Company’s royalty assets; in the three months ended March 31, 2025, a $10,369,031 gain was recorded on the sale of the Mountain Lake property; and, in the three months ended December 31, 2024, a loss of $25,616,241 was recorded from the contribution of exploration and evaluation assets to the Purepoint Joint Venture.

The Company also assesses for indicators of impairment on its property and equipment and exploration and evaluation assets quarterly, as required by the relevant IFRS. If such indicators are identified, an analysis to determine its recoverable value is performed and if such amount is lower than the carrying value, a loss is recognized for the difference. In the three months ended December 31, 2025, the Company expected to not currently continue exploration work at its Bulyea River property and recorded a write-down of $935,814. In the three months ended December 31, 2024, the Company identified indicators of impairment on certain exploration and evaluation assets located in the Athabasca Basin primarily as a result of the loss on the formation of the Purepoint Joint Venture and recorded a write-down of $14,342,736.

ISOENERGY LTD.

For the three and nine months ended September 30, 2026 and 2025

In the third quarter of 2020, the Company issued the 2020 Debentures and in the fourth quarter of 2022 issued the 2022 Debentures, both of which were and are, respectively, accounted for as measured at fair value through profit and loss, which has resulted in a gain on the revaluation of the Debentures in the three months ended December 31, 2024, three months ended June 30, 2025, three months ended September 30, 2025, three months ended December 31, 2025, three months ended June 30, 2026, three months ended September 30, 2026, and losses in every other period.

LIQUIDITY AND CAPITAL RESOURCES

IsoEnergy has no revenue-producing operations, earns only modest interest income on cash, and is expected to have recurring operating losses. As of September 30, 2026, the Company had an accumulated deficit of $105,364,648.

During the nine months ended September 30, 2026, the Company utilized cash on hand to invest $47,590,843, including costs to dispose, in DISA Uranium, invest $7,406,073 to complete the acquisition of Toro Energy (net of cash acquired and changes in working capital), invest $19,206,652 (net of changes in working capital) in exploration and evaluation assets, $4,878,244 for expenditures on its corporate and business development activities, including movements in working capital, and spent $8,945,644 (net of proceeds from disposals) to invest in common shares and/or warrants of marketable securities.

During the nine months ended September 30, 2026, the Company received $78,470,079 in net proceeds from the 2026 Financing and the 2026 Concurrent Private Placement, as well as $4,873,599 in proceeds from exercises of stock options.

As of the date of this MD&A, the Company has approximately $52.9 million in cash, $33.9 million in marketable securities and $83.3 million in adjusted working capital.

The Company has fully funded its planned global exploration and pre-development activities, as well as any corporate initiatives and general working capital, up to December 31, 2026 and well into 2027. This includes funding approved future expenditures on the properties acquired from Toro Energy. The Company anticipates obtaining additional financing in the coming year, under the Prospectus or otherwise, to fund its currently planned exploration and evaluation activities. The ability of the Company to continue as a going concern is dependent on its ability to obtain financing and achieve future profitable operations.

Should the Company require additional financing under its Prospectus or otherwise, Management will determine whether to accept any offer to finance, weighing such factors as the financing terms, the results of exploration programs and technical studies, the Company’s share price at the time and current market conditions, among others.

Circumstances that could impair the Company’s ability to raise additional funds include general economic conditions, the price of uranium and certain other factors set forth under “Risk Factors” below and above under “Industry and Economic Factors that May Affect the Business”. A failure to obtain financing as and when required, could require the Company to reduce its exploration and corporate activity levels.

ISOENERGY LTD.

For the three and nine months ended September 30, 2026 and 2025

Use of Proceeds

On February 9, 2024, the Company completed a brokered “bought deal” private placement for gross proceeds of $23.0 million (the “February 2024 Private Placement”). The proceeds from the February 2024 Private Placement were required to be and were spent on eligible “Canadian exploration expenses” that qualify as “flow-through critical mineral mining expenditures” by December 31, 2025.

On February 28, 2025, the Company completed a “bought deal” financing whereby the Company issued 1,333,825 “flow-through” common shares(1) at a price of $15.00 per share, for gross proceeds of approximately $20.0 million (the “February 2025 Financing”). Concurrent with the February 2025 Financing, the Company completed a non-brokered private placement whereby the Company issued 625,000 common shares(1) to NexGen for gross proceeds of approximately $6.3 million (the “2025 Concurrent Private Placement”). On June 24, 2025, the Company closed a “bought deal” financing whereby the Company issued 5,121,500 common shares at a price of $10.00 per share for gross proceeds of approximately $51.2 million (the “June 2025 Financing”). The proceeds from the February 2025 Financing are required to be spent on eligible “Canadian exploration expenses” that qualify as “flow-through critical mineral mining expenditures” (in each case as defined in the Income Tax Act (Canada) (the “Tax Act”)) by December 31, 2026 and the Company was required to and did renounce the full amount of the gross proceeds of the financing to the subscribers of the flow-through shares no later than December 31, 2025. The proceeds of 2025 Concurrent Private Placement were to be used for other non-qualifying expenditures on the exploration of the Company’s Canadian properties, costs associated with the listing on the NYSE American, and for working capital and general corporate purposes. The proceeds of the June 2025 Financing are expected to be used to fund continued development and further exploration of the Company’s mineral properties, and for general corporate purposes.

On January 27, 2026, the Company received total gross proceeds of $82.5 million from the 2026 Financing and 2026 Concurrent Private Placement. The proceeds of these two financings are expected to be used to fund continued development and further exploration of the Company’s mineral properties, corporate development activities and investments, and for general corporate purposes.

(1) The common shares issued are retroactively restated on a post-consolidation basis. Refer to the discussion on the Share Consolidation, as described above in “About IsoEnergy”.

ISOENERGY LTD.

For the three and nine months ended September 30, 2026 and 2025

The gross proceeds received from these financings have been used as follows as of September 30, 2026:

Proceeds	Anticipated use of proceeds	Actual use of proceeds	Remaining in treasury
February 2024 Private Placement:
Canadian exploration expenses	$23,000,000	$23,000,000	$-
February 2025 Financing:
Canadian exploration expenses	20,007,375	19,893,245	114,130
2025 Concurrent Private Placement:
Other exploration expenses	750,000	750,000	-
NYSE American listing costs	2,000,000	1,601,097	398,903
Costs associated with the financing	1,600,000	1,600,000	-
General corporate purposes	1,900,000	1,900,000	-
June 2025 Financing:
Development and studies (US)[1]	20,600,000	20,600,000	-
Exploration (US, Australia)	12,100,000	3,082,451	9,017,549
Land acquisitions, staking and holding	5,600,000	2,887,429	2,712,571
Equity investments	2,500,000	2,500,000	-
Acquisition related expenditures	2,500,000	2,500,000	-
General corporate purposes	5,615,000	5,615,000	-
Costs associated with the financing	2,300,000	2,300,000	-
2026 Financing and Concurrent Private Placement:
Development and studies (US)[1]	48,100,000	29,715,368	18,384,632
Exploration (US)	6,800,000	-	6,800,000
Land acquisitions, staking and holding	6,500,000	-	6,500,000
Corporate development and investments	10,000,000	10,000,000	-
Corporate and working capital	7,606,097	1,531,657	6,074,440
Costs associated with the offering	3,495,058	3,495,058	-
Totals	$182,973,530	$132,971,305	$50,002,225
Remaining in treasury from previous financings			6,782,371
Remaining in treasury			$56,784,596

Note:

1 Use of proceeds includes investment in DISA Uranium Preferred Shares as part of the Company’s development strategy in the US.

The balance remaining in treasury is intended to be applied towards the intended uses of the subsequent financings described above. The Company’s properties are in good standing with applicable governmental authorities. Other than as disclosed in “Contractual arrangements”, the Company does not have any contractually imposed expenditure requirements.

The Company has not paid any dividends and management does not expect that this will change in the near future. Working capital is mainly held in cash, cash deposits available on short-term demand, and marketable securities, all of which are highly liquid.

COMMITMENTS AND CONTINGENCIES

The Company’s significant undiscounted commitments at September 30, 2026 are as follows. The 2022 Debentures are classified as a current liability, however the counterparty conversion option allows the principal to be converted to common shares.

	Less than 1 year	1 to 3 years	Over 3 years	Total
Accounts payable and accrued liabilities	$5,817,808	$-	$-	$5,817,808
2022 Debentures	567,860	5,925,969	-	6,493,829
Flow-through share premium liabilities	45,653	-	-	45,653
Lease liabilities	277,884	257,707	221,758	757,349
Asset retirement obligations	-	-	803,281	803,281
	$6,709,205	$6,183,676	$1,025,039	$13,917,920

ISOENERGY LTD.

For the three and nine months ended September 30, 2026 and 2025

The Company expects to utilize cash and cash equivalents on hand to settle the above noted commitments and contingencies, should any of the contingencies materialize.

Flow-through funding commitments

The Company has raised funds through the issuance of flow-through shares. Based on Canadian tax law, the Company is required to spend this amount on eligible exploration expenditures by December 31 of the year following the year in which the shares were issued.

The premium received for a flow-through share, which is the price received for the share in excess of the market price of the share, is recorded as a flow-through share premium liability. This liability is subsequently reduced when the required exploration expenditures are made, on a pro rata basis, and accordingly, a recovery of flow-through premium is then recorded as a reduction in the deferred tax expense to the extent that deferred income tax assets are available.

The Company issued flow-through shares on February 9, 2024 for gross proceeds of $23,000,000 and subsequently incurred $23,000,000 in eligible exploration expenditures in the period up to December 31, 2025, fulfilling the Company’s obligation to spend the funds raised on eligible exploration expenditures. As the commitment is fully satisfied, the remaining balance of the flow-through share premium liability was derecognized in 2025.

The Company issued flow-through shares on February 28, 2025 for gross proceeds of $20,007,375 and has incurred $19,893,245 in eligible exploration expenditures up to September 30, 2026. As of September 30, 2026, the Company is obligated to spend $114,130 on eligible exploration expenditures by December 31, 2026.

The flow-through share premium liability is comprised of:

	September 30, 2026	December 31, 2025
Balance, opening	$4,695,312	$1,355,210
Liability incurred on flow-through shares issued	-	8,002,950
Settlement of flow-through share liabilities on expenditures	(4,649,659)	(4,662,848)
Balance, closing	$45,653	$4,695,312

Contingent payment obligations

The Company has an obligation to make a contingent payment of $500,000 related to the acquisition of the West Newcastle Range, Teddy Mountain and Ardmore East Projects, if either of the following milestones are met by 2030:

•	an NI 43-101 compliant Mineral Resource estimate for the West Newcastle Range and Teddy Mountain Projects is prepared where the Mineral Resource estimate is greater than or equal to 6.0 million pounds of U₃O₈; or

•	with respect to the Ardmore East Project, the Mineral Resource estimate is greater than or equal to 6.0 million pounds of U₃O₈ equivalent.

ISOENERGY LTD.

For the three and nine months ended September 30, 2026 and 2025

Royalties and environmental obligations

In addition to applicable federal, provincial/state and municipal property taxes, duties and advance royalties, the Company’s exploration and evaluation properties are subject to certain royalties, contingent production payments, and exploration period extension payments, which may or may not be payable in future, depending on whether revenue is derived from the claims or leases to which these royalties are applicable, as well as timing of development decisions on certain exploration and evaluation properties.

The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.

Contractual arrangements

Pursuant to the acquisition of an option to explore an area that extends the Company’s Larocque West property, the Company will be required to spend a further $3,515,592 on exploration and assessment work by June 24, 2029. The agreement also requires the Company to make further option payments of $250,000 in cash and $750,000 in common shares on or before June 24, 2028 and $500,000 in cash and $1,500,000 in common shares on or before June 24, 2029.

The ownership interests of each party to the Purepoint Joint Venture are subject to standard dilution if either party fails to contribute to approved programs or expenditures of the Purepoint Joint Venture. If either party’s interest is reduced to 10% or less, then that party will relinquish its entire interest in the Purepoint Joint Venture in exchange for a 2% NSR royalty on the Purepoint Joint Venture properties. The remaining party can purchase 1% of the NSR royalty for $2.0 million.

OUTSTANDING SHARE DATA

The authorized capital of IsoEnergy consists of an unlimited number of common shares. As of the date of this MD&A, there were 65,278,178 common shares, 5,495,950 stock options, and 145,833 RSUs outstanding, each stock option entitling the holder to purchase one common share of IsoEnergy and each RSU representing the right of the holder to receive one common share upon vesting.

During the nine months ended September 30, 2026, the Company issued 5,500,077 common shares for gross proceeds of $82,501,155 pursuant to the 2026 Financing and 2026 Concurrent Private Placement; issued 397,554 common shares on the exercise of stock options for proceeds of $4,873,599; issued 4,403,296 common shares pursuant to the Toro Energy acquisition valued at $64,067,957; issued 28,881 common shares for advisory services related to the Toro Energy acquisition valued at $400,002; issued 15,069 common shares to settle the remaining payable to acquire an option for the Larocque West Extension valued at $250,000; and issued 4,405 common shares valued at $70,216 for the payment of interest on the 2022 Debentures. The Company granted 1,502,250 stock options at an average exercise price of $13.37.

The 2022 Debentures issued to Queen’s Road Capital Investment Ltd. bear a 10% coupon rate and are convertible at $17.32 per share. The Company has US$4 million principal remaining outstanding of the 2022 Debentures which mature on December 6, 2027.

ISOENERGY LTD.

For the three and nine months ended September 30, 2026 and 2025

Stock options(1) outstanding as of the date of this MD&A, and the range of exercise prices thereof are set forth below:

Range of exercise prices	Number of options	Weighted average exercise price	Number of options exercisable	Weighted average exercise price	Weighted average remaining contractual life (years)
$9.78 - $10.44	950,291	$9.94	707,165	$9.99	3.4
$10.45 - $12.64	1,203,249	12.13	1,038,790	12.20	2.8
$12.65 - $15.24	2,091,026	13.49	1,099,861	13.59	3.5
$15.25 - $16.52	940,625	16.26	940,625	16.26	1.3
$16.53 - $20.40	310,759	19.85	310,759	19.85	0.3
	5,495,950	$13.41	4,097,200	$13.70	2.8

As of the date of this MD&A, the Company has 145,833 RSUs(1) outstanding at a weighted average grant date fair value of $11.51.

(1) Certain of the stock options, RSUs, and per share amounts included above are presented on a post-Share Consolidation basis. Refer to the discussion on the Share Consolidation above in “About IsoEnergy”.

OFF-BALANCE SHEET ARRANGEMENTS

The Company had no off-balance sheet arrangements as of September 30, 2026 or as of the date hereof.

NON-IFRS FINANCIAL MEASURES

Working capital and adjusted working capital are non-IFRS financial measures included in this MD&A, as discussed below. Management believes that working capital and adjusted working capital, in addition to conventional measures prepared in accordance with IFRS, provide investors with an improved ability to evaluate the underlying financial position of the Company. These non-IFRS financial measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These financial measures do not have any standardized meaning prescribed under IFRS and therefore may not be comparable to those of other issuers.

Non-IFRS financial measures are defined in National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure as a financial measure disclosed that (a) depicts the historical or expected future financial performance, financial position or cash flow of an entity, (b) with respect to its composition, excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the entity, (c) is not disclosed in the financial statements of the entity, and (d) is not a ratio, fraction, percentage or similar representation.

The adjusted working capital amount disclosed in this MD&A is considered a non-IFRS financial measure and is defined as current assets less current liabilities, excluding flow-through share premium liabilities and convertible debenture liabilities, as calculated below:

Current assets	$101,565,745
Current liabilities	11,893,056
Working capital	89,672,689
Flow-through share premium liability	45,653
Convertible debentures	5,816,072
Adjusted working capital	$95,534,414

ISOENERGY LTD.

For the three and nine months ended September 30, 2026 and 2025

TRANSACTIONS WITH RELATED PARTIES

NexGen is a related party of the Company due to its ownership in the Company and the overlapping members of the Board of Directors between NexGen and the Company. The Company’s key management personnel and directors are related parties. Premier American Uranium Inc. is a related party due to an overlap in key management personnel. DISA Uranium is a related party as it is an associate of the Company.

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of executive and non-executive members of the Company’s Board of Directors and senior officers.

Remuneration attributed to key management personnel is summarized as follows.

Three months ended September 30, 2026	Short-term compensation	Share-based compensation	Total
Expensed to the statement of income and comprehensive (loss) income	$496,994	$1,450,525	$1,947,519
Capitalized to exploration and evaluation assets	64,102	107,255	171,357
	$561,096	$1,557,780	$2,118,876

Nine months ended September 30, 2026	Short-term compensation	Share-based compensation	Total
Expensed to the statement of income and comprehensive (loss) income	$1,491,267	$6,252,914	$7,744,181
Capitalized to exploration and evaluation assets	192,890	424,750	617,640
	$1,684,157	$6,677,664	$8,361,821

Three months ended September 30, 2025	Short-term compensation	Share-based compensation	Total
Expensed to the statement of income (loss) and comprehensive income	$430,250	$1,887,984	$2,318,234
Capitalized to exploration and evaluation assets	63,921	131,142	195,063
	$494,171	$2,019,126	$2,513,297

Nine months ended September 30, 2025	Short-term compensation	Share-based compensation	Total
Expensed to the statement of income (loss) and comprehensive income	$1,297,714	$4,500,452	$5,798,166
Capitalized to exploration and evaluation assets	192,165	332,881	525,046
	$1,489,879	$4,833,333	$6,323,212

As of September 30, 2026:

•	$28,090 (December 31, 2025: $5,908) was included in accounts payable and accrued liabilities owing to directors and officers; and

•	$24,409 (December 31, 2025: $nil) was included in accounts receivable owing by related parties.

ISOENERGY LTD.

For the three and nine months ended September 30, 2026 and 2025

During the three and nine months ended September 30, 2026 and 2025, the Company:

•	reimbursed NexGen $nil (2025: $nil and $5,540, respectively) for use of NexGen’s office space; and

•	received $1,801,370 and $1,838,722, respectively (2025: $3,503 and $24,042, respectively) from related parties, primarily from DISA Uranium as reimbursement for costs to dispose and claim holding costs (2025: primarily from Premier American Uranium Inc. as reimbursement for salaries).

Concurrent with the February 2025 Financing, NexGen subscribed to 625,000 common shares(1) of the Company in the 2025 Concurrent Private Placement. NexGen participated in the June 2025 Financing, and bought 1,200,000 common shares. Concurrent with the 2026 Financing, NexGen subscribed to 1,666,667 common shares of the Company in the 2026 Concurrent Private Placement.

(1) The common shares issued are retroactively restated on a post-consolidation basis. Refer to the discussion on the Share Consolidation, as described above in “About IsoEnergy”.

CRITICAL ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Interim Financial Statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent liabilities at the date of the Interim Financial Statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable in the circumstances. Uncertainty about these judgments, estimates and assumptions could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods. Information about significant areas of judgment, estimation uncertainty and assumptions considered by management in preparing the Interim Financial Statements are the same as described in the Annual Financial Statements or in the Interim Financial Statements, other than as disclosed below.

Investments in Preferred Shares

The Company holds preferred shares in an investee over which it has significant influence. Judgment is applied in determining whether the preferred shares form part of the cost of the investment in associate or whether they are a separate financial asset. In making this assessment, management considers whether the preferred shares provide exposure to returns that are substantially similar to those of common shares, including participation in residual equity value, dividend rights, liquidation preferences, conversion features, voting rights and other protective or participating rights. Management also considers the rights of other classes of shares and estimates the extent to which the preferred shares would participate in residual value under relevant liquidation or exit scenarios.

Assessment of Control

Control is achieved when the Company is exposed to variable returns from its involvement with an investee, and has the ability to affect those returns through its power over the investee. When evaluating whether the Company has power over an investee, factors beyond holding the majority of the voting rights are considered, including the size of the investor’s holding of voting rights relative to the size and dispersion of other vote holders, substantive potential voting rights, rights arising from other contractual arrangements, and rights sufficient to unilaterally direct the relevant activities of the investee (i.e. de facto control). After having considered these additional factors, where it is not clear that the Company has power, the Company does not control the investee. Judgment is required in determining whether the Company has power over the investee when the Company does not hold the majority of the voting rights of the investee.

Asset Acquisitions

The purchase price of an asset acquisition is allocated to the identifiable assets acquired and liabilities assumed, based upon their fair values at the date of acquisition. Judgment is required in determining the fair values of assets acquired and liabilities assumed at the date of acquisition.

ISOENERGY LTD.

For the three and nine months ended September 30, 2026 and 2025

Determination of Fair Values

The fair value of an asset or liability is generally estimated as the amount that would be received on sale of an asset, or paid to transfer a liability in an orderly transaction between market participants at the reporting date. Fair values of assets and liabilities traded in an active market are determined by reference to last quoted prices, in the principal market for the asset or liability. In the absence of an active market for an asset or liability, fair values are determined based on market quotes for assets or liabilities with similar characteristics and risk profiles, or through other valuation techniques. Fair values determined using valuation techniques require the use of inputs, which are obtained from external, readily observable market data when available. In some circumstances, inputs that are not based on observable data must be used. In these cases, the estimated fair values may be adjusted in order to account for valuation uncertainty, or to reflect the assumptions that market participants would use in pricing the asset or liability.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The Interim Financial Statements were prepared in accordance with IAS 34 and its interpretations adopted by the IASB, and follow the same accounting policies and methods as described in the Annual Financial Statements, except as disclosed below:

Investment in Associate

Investments over which the Company exercises significant influence but does not control are associates. Investments in associated companies are accounted for using the equity method, except when classified as held for sale. Investments in associates are accounted for using the equity method from the date on which the investee becomes an associated company. The equity method involves recording the initial investment at cost. When the investee’s equity structure has classes of share with different liquidation preference rights, the cost of the investment is subsequently adjusted for the Company’s rights to the distributions of the investee’s residual assets (being the carrying value of the investee’s net assets after distribution) assuming a liquidation event occurs on the reporting date. Dividends received or receivable from associates are recognized as a reduction in the carrying amount of the investment. Any excess of the Company’s proportionate share of the net fair value of the identifiable assets and liabilities of the associated company over the cost of the investment, is included in the carrying amount of the investment with the offset recognized in profit or loss for the period in which the investment in associate was acquired. The Company recognizes gains or losses on sales or contributions of subsidiaries to investments in associates only to the extent of unrelated investors’ interests in the associate. The Company’s share of any such gain or loss is eliminated against the carrying amount of the investment in the associate. The gain or loss recorded on sales or contributions of subsidiaries to investments in associates includes costs directly attributable to completing the transaction.

Adjustments are made to align the accounting policies of the associate with those of the Company before applying the equity method. When the Company’s share of losses exceeds its interest in an equity-accounted investee, the carrying amount of that interest is reduced to zero, and the recognition of further losses is discontinued except to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. If the associate subsequently reports profits, the Company resumes recognizing its share of those profits only after its share of the profits equals the share of losses not recognized.

At the end of each reporting period, the Company assesses whether there is any objective evidence that an investment in an associate is impaired.

ISOENERGY LTD.

For the three and nine months ended September 30, 2026 and 2025

The following amendments to accounting standards have been issued and are effective:

Amendments to IFRS 9 and IFRS 7 – Classification and Measurement of Financial Instruments

In May 2024, the IASB issued 'Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)'. The amendments clarify the date of recognition and derecognition of some financial assets and financial liabilities, with a new exception that permits companies to elect to derecognize certain financial liabilities settled via electronic payment systems earlier than the settlement date. The amendments apply for annual reporting periods beginning on or after January 1, 2026, and are applied retrospectively. There were no changes to the Interim Financial Statements from adopting these amendments.

The following standard has been issued and is not yet effective:

IFRS 18 – Presentation and Disclosure in Financial Statements

The IASB has issued IFRS 18 – Presentation and Disclosure in Financial Statements (“IFRS 18”), which replaces IAS 1 – Presentation of Financial Statements. IFRS 18 introduces new requirements for the presentation of financial performance, including revised categories in the statements of profit or loss, enhanced disclosures on management-defined performance measures, and greater consistency in financial statement presentation. The standard is effective for annual reporting periods beginning on or after January 1, 2027 and applies retrospectively, with early adoption permitted.

The Company has not early adopted IFRS 18 and continues to evaluate the impact of the forthcoming standard.

CAPITAL MANAGEMENT AND RESOURCES

The Company manages its capital structure, defined as total equity plus debt, and adjusts it, based on the funds available to the Company, in order to support the acquisition, exploration and evaluation of assets. The Board does not impose quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain the future development of the business.

In the management of capital, the Company considers all types of funding alternatives, including equity, debt and other means and is dependent on third party financing. Although the Company has been successful in raising funds to date, there is no assurance that the Company will be successful in obtaining required financing in the future or that such financing will be available on terms acceptable to the Company.

The properties in which the Company currently has an interest are in the exploration and development stage. As such, the Company has historically relied on the equity markets to fund its activities. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it determines that there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company is not subject to externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the period.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, marketable securities, accounts payable and accrued liabilities, and convertible debentures.

ISOENERGY LTD.

For the three and nine months ended September 30, 2026 and 2025

Fair Value Measurement

The Company classifies the fair value of financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instrument:

•	Level 1 – quoted prices in active markets for identical assets or liabilities.

•	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3 – inputs for the asset or liability that are not based on observable market data.

The fair values of the Company’s cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their carrying value, due to their short-term maturities or liquidity.

The 2022 Debentures are re-measured at fair value at each reporting date with any change in fair value recognized in profit or loss, except for the change in fair value that is attributable to change in credit risk, which is presented in other comprehensive income (loss). The 2022 Debentures are classified as Level 2.

Marketable securities are re-measured at fair value at each reporting date with any change in fair value recognized in other comprehensive income (loss). The common shares included in marketable securities are Level 1, except for the common shares of privately held marketable securities, which are Level 3 and their fair value is primarily based on the price of their most recent share issuances. The warrants included in marketable securities are Level 2. The fair value of the DISA Uranium Common Shares included in the calculation of the gain on sale to DISA Uranium is a non-recurring Level 3 measurement.

During the nine months ended September 30, 2026, certain of the investees in marketable securities completed a transaction to publicly list. As a result, the Company transferred its common shares held in these entities from Level 3 to Level 1. The fair value transferred is measured at the share price at the time of the public listing of each entity.

Financial instrument risk exposure

As of September 30, 2026, the Company’s financial instrument risk exposure and the impact thereof on the Company’s financial instruments are summarized below:

(a)	Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. As of September 30, 2026, the Company has cash and cash equivalents on deposit with large banks in Canada, the United States, and Australia. Credit risk is concentrated as a significant amount of the Company’s cash and cash equivalents is held at a Canadian financial institution. Management believes the risk of loss to be remote.

The Company’s accounts receivable mostly consists of input tax credits receivable from the Governments of Canada and Australia and amounts receivable from related parties. Accordingly, the Company does not believe it is subject to significant credit risk.

(b)	Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet its obligations under financial instruments. The Company manages liquidity risk by maintaining sufficient cash balances that are accessible on deposit or on short-term notice. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital to meet short-term obligations. As of September 30, 2026, the Company had an adjusted working capital balance of $95,534,414, including cash and cash equivalents of $56,784,596.

ISOENERGY LTD.

For the three and nine months ended September 30, 2026 and 2025

(c)	Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates and commodity and equity prices.

(i)	Interest Rate Risk

Interest rate risk is the risk that the future cash flows from a financial instrument will fluctuate due to changes in market interest rates. The Company holds its cash and cash equivalents in bank accounts that earn variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on the estimated fair value of the Company’s cash and cash equivalent balances as of September 30, 2026. The interest on the 2022 Debentures is fixed and not subject to market fluctuations.

(ii)	Price Risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact of movements in individual equity prices or general movements in the level of the stock market on the Company’s financial performance. Commodity price risk is defined as the potential adverse impact of commodity price movements and volatilities on financial performance and economic value. Future declines in commodity prices may impact the valuation of long-lived assets. The Company closely monitors the commodity prices of uranium, individual equity movements, and the stock market. The Company holds marketable securities which are subject to equity price risk.

(iii)	Foreign Currency Risk

The Company enters into transactions denominated in foreign currencies from time-to-time and in addition to Canada, the Company operates in the United States and Australia, and is therefore exposed to foreign exchange risk arising from transactions denominated in foreign currencies. Foreign exchange risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the Company’s functional currency. Consequently, fluctuations of the Canadian dollar in relation to other currencies impact the fair value of financial assets, liabilities and operating results. Financial instruments subject to foreign currency risk include US dollar and Australian dollar denominated cash, US dollar and Australian dollar accounts receivable, US dollar and Australian dollar marketable securities, US dollar and Australian dollar accounts payable and accrued liabilities, and the 2022 Debentures. The Company maintains Canadian, US and Australian dollar bank accounts.

The Company is exposed to foreign exchange risk on its US dollar denominated cash, accounts payable and accrued liabilities, accounts receivable, marketable securities and 2022 Debentures. At its maturity date, the principal amount of the 2022 Debentures is due in full, and prior to then at a premium upon the occurrence of certain events, including a change of control. The Company holds sufficient US dollars to make all cash interest payments due under the 2022 Debentures until maturity, but not to pay the principal amount. The Company is subject to risks associated with fluctuations in the Canadian/US dollar exchange rate that may make the 2022 Debentures more costly to repay.

A 5% change in the Canadian/US dollar exchange rate can result in a net increase or decrease in the Company’s US dollar denominated financial instruments by $111,366 that would flow through the consolidated statement of income and comprehensive (loss) income.

ISOENERGY LTD.

For the three and nine months ended September 30, 2026 and 2025

The Company is exposed to foreign exchange risk on its Australian dollar denominated cash, accounts receivable, marketable securities, and accounts payable and accrued liabilities. Accordingly, the Company is subject to risks associated with fluctuations in the Canadian/Australian dollar exchange rate that may impact its operating results.

A 5% change in the Canadian/Australian dollar exchange rate can result in a net increase or decrease in the Company’s Australian dollar denominated financial instruments by $235,008 that would flow through the consolidated statement of income and comprehensive (loss) income.

RISK FACTORS

The operations of the Company are speculative due to the high-risk nature of its business which is the exploration and development of mineral properties.

Regulatory Factors and International Trade Restrictions

The international uranium industry, including the supply of uranium concentrates, is relatively small, highly competitive and heavily regulated. Worldwide demand for uranium is directly tied to the demand for electricity produced by the nuclear power industry, which is also subject to extensive government regulation and policies. The development of mines and related facilities is contingent upon governmental approvals that are complex and time consuming to obtain and which, depending upon the location of the project, involve multiple governmental agencies. The duration and success of such approvals are subject to many variables outside of the Company’s control. Any significant delays in obtaining or renewing such permits or licences in the future could have a material adverse effect on the Company.

In addition, the international marketing and trade of uranium is subject to potential changes in governmental policies, regulatory requirements and international trade restrictions (including trade agreements, customs, duties and taxes), which are beyond the control of the Company. Changes in regulatory requirements, customs, duties or taxes may affect the supply of uranium to the United States and Europe, which are currently the largest consumption markets for uranium in the world, as well as the future of supply to developing markets, such as China and India.

The supply of uranium is, to some extent, impeded by a number of international trade agreements and policies. These and any similar future agreements, governmental legislation, policies or trade restrictions are beyond the Company’s control and may affect the supply of uranium available in the United States, Europe and Asia, the world’s largest markets for uranium. If the Company achieves commercial production but is unable to supply uranium to important markets in the United States or Europe, its business, financial condition and results of operations may be materially adversely affected. In addition, there can be no assurance that governments will not enact legislation or take other actions that restricts who can buy or supply uranium, which may have a material adverse effect on the price of uranium and the Company’s financial condition and results of operations.

In particular, pursuant to an executive order, the United States has enacted significant new import tariffs on certain trade and transactions with Canada and other trading partners. Canada has enacted retaliatory import tariffs on certain trade and transactions from the United States. There is significant uncertainty surrounding further changes in governmental policy, particularly with respect to such trade policies, treaties and tariffs. These developments, and any similar further changes in governmental policy, may have a material adverse effect on global economic conditions and financial markets. The full economic impact of any such changes in governmental policy on the Company remains uncertain and is dependent on the severity and duration of the tariffs and any other measures imposed which, if prolonged, could increase costs and decrease demand for any minerals that may be extracted by the Company.

ISOENERGY LTD.

For the three and nine months ended September 30, 2026 and 2025

Valuation, Impairment, and Financial Reporting Risks Associated with Equity Investments

The Company holds a minority equity position in and has determined that it has significant influence over DISA Uranium, a private entity that is not publicly traded. The Company may hold other similar investments in the future. These investments are accounted for using the equity method under IAS 28, Investments in Associates and Joint Ventures (“IAS 28”). Accounting for this investment involves significant risks, including:

•	High Degree of Valuation Uncertainty: Because this investee is a private company, there is no active public market for their securities. The Company determines fair value at original recognition of the investment using valuation techniques that rely heavily on unobservable inputs, such as time to public listing and share price volatility. These estimates involve subjective assumptions. Actual results could differ materially from these estimates, leading to sudden and significant adjustments to the Company’s carrying values.

•	Impairment and Illiquidity Risks: Private investments can be highly illiquid and subject to strict transfer restrictions. If an investee experiences operational difficulties, the Company may be unable to divest its position quickly. Under IFRS, the Company must regularly assess whether there is objective evidence of impairment. A significant or prolonged decline in the enterprise value of an investee could force the Company to record non-cash impairment charges, materially impacting the Company’s financial performance.

•	Information Risk and Financial Statement Alignment: For investments where the equity method is applied under IAS 28, the Company must record its share of the investee’s profit or loss. Private companies frequently lack the rigorous internal financial controls, reporting infrastructure, and audit timelines required of public companies. Delays in receiving their IFRS-compliant financial summaries, or errors within their financial data, could distort or delay the Company’s quarterly and annual financial disclosures.

For a comprehensive list of the risks and uncertainties facing the Company, please see “Risk Factors” in the Company’s AIF and the “Industry and Economic Factors that May Affect the Business” included above in the General Information section of this MD&A. These are not the only risks and uncertainties that the Company faces. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair its business operations. These risk factors could materially affect the Company's future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Further risk factors are discussed in more detail in the Company’s AIF.

ISOENERGY LTD.

For the three and nine months ended September 30, 2026 and 2025

SEGMENT INFORMATION

The Company has one operating segment, being the acquisition, exploration and development of uranium properties. The Company’s assets and liabilities are identified by country, being Canada, the United States and Australia, with the corporate office in Canada. Geographic disclosure is as follows:

As of September 30, 2026	Canada	United States	Australia	Total
Current assets	$98,358,578	$686,629	$2,520,538	$101,565,745
Property and equipment	416,032	8,941,366	33,045	9,390,443
Exploration and evaluation assets	123,033,069	80,379,444	106,545,403	309,957,916
Other non-current assets	-	147,796,725	803,281	148,600,006
Total assets	$221,807,679	$237,804,164	$109,902,267	$569,514,110
Total liabilities	$12,003,016	$11,150,320	$1,246,167	$24,399,503

As of December 31, 2025	Canada	United States	Australia	Total
Current assets	$117,888,743	$721,059	$407,134	$119,016,936
Property and equipment	680,859	15,132,305	-	15,813,164
Exploration and evaluation assets	112,337,763	139,495,657	27,258,399	279,091,819
Other non-current assets	-	2,292,210	744,152	3,036,362
Total assets	$230,907,365	$157,641,231	$28,409,685	$416,958,281
Total liabilities	$12,713,435	$2,020,014	$798,746	$15,532,195

Significant variances in the geographic disclosure above are discussed in further detail in “Discussion of Operations” and “Financial Position”.

DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate to allow for timely decisions about public disclosures. The Company’s management, with the participation of its CEO and CFO, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in the rules of the SEC and Canadian Securities Administrators. Based on the results of that evaluation, the Company’s CEO and CFO have concluded that, as of September 30, 2026, the Company’s disclosure controls and procedures framework provides reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required information to be disclosed. Internal controls over financial reporting (“ICOFR”) are part of disclosure controls and procedures as they relate to the production of financial statements in accordance with IFRS.

ISOENERGY LTD.

For the three and nine months ended September 30, 2026 and 2025

Changes in Internal Control over Financial Reporting

Management, including the CEO and CFO, has evaluated the Company’s ICOFR to determine whether any changes occurred during the period that have materially affected, or are reasonably likely to materially affect, the Company’s ICOFR. During the nine months ended September 30, 2026 there have been no significant changes in ICOFR that have materially affected, or are reasonably likely to materially affect, the Company’s ICOFR. Under the supervision and with the participation of management, including the CEO and CFO, management will continue to monitor and evaluate the design and effectiveness of its ICOFR and disclosure controls and procedures, and may make modifications from time-to-time as considered necessary.

Limitations of Controls and Procedures

The Company’s management, including the CEO and CFO, believe that any control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

NOTE REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities legislation and US securities laws (collectively, “forward-looking information”). Forward-looking information includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future, including, without limitation, the potential issuance of additional securities under the Prospectus or otherwise, certain statements relating to “flow-through shares” as defined in the Tax Act, and the tax considerations relating thereto, the Company’s planned exploration and development activities and the anticipated results of ongoing and future exploration and development activities; capital expenditures and proposed work programs at the Company’s properties, the potential for, results of and anticipated timing of commencement of potential future commercial production at IsoEnergy’s properties, including expectations with respect to any permitting, development or other work that may be required to bring any of the projects into development or production. Generally, but not always, forward-looking information and statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof. Statements relating to Mineral Resources may also be deemed forward-looking information as they involve estimates of the mineralization that will be encountered if a mineral deposit is developed and mined.

ISOENERGY LTD.

For the three and nine months ended September 30, 2026 and 2025

Such forward-looking information and statements are based on numerous assumptions, including material assumptions and estimates related to the below factors that, while the Company considers them reasonable as of the date of this MD&A, they are inherently subject to significant business, economic and competitive uncertainties and contingencies. Such assumptions include among others, that the results of planned exploration activities are completed as anticipated, that the results of the planned exploration activities are as anticipated, that the anticipated cost of planned exploration activities are as anticipated, that the Company will be able to execute its strategy as expected, that new mining techniques will have beneficial applications as expected and be available for use by the Company, continued engagement and collaboration with the communities and stakeholders, that general business and economic conditions will not change in a material adverse manner, including the price of uranium, that financing will be available if and when needed and on reasonable terms, and that third party contractors, equipment and supplies and governmental and other approvals required to conduct the Company’s planned exploration activities will be available on reasonable terms and in a timely manner. Although the assumptions made by the Company in providing forward-looking information or making forward-looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual events or results in future periods to differ materially from any projections of future events or results expressed or implied by such forward-looking information or statements, including, among others: negative operating cash flow and dependence on third party financing, uncertainty of additional financing, risks associated with the uncertainty of exploration results and estimates and that the Mineral Resource potential will be achieved on exploration projects, the Company having no known Mineral Reserves, Mineral Resources may not be converted to Mineral Reserves, the limited operating history of the Company, the influence of a large shareholder, alternative sources of energy and uranium prices, aboriginal title and consultation issues, reliance on key management and other personnel, actual results of exploration activities being different than anticipated, changes in exploration programs based upon results, availability of third party contractors, availability of equipment and supplies, failure of equipment to operate as anticipated; accidents, effects of weather and other natural phenomena and other risks associated with the mineral exploration industry, environmental risks, changes in laws and regulations, community relations and delays in obtaining governmental or other approvals and the risk factors with respect to the Company set out in the AIF and the Company’s other filings with the Canadian and US securities regulators and available under IsoEnergy’s profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.  The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.

ISOENERGY LTD.

For the three and nine months ended September 30, 2026 and 2025

HISTORICAL ESTIMATES

Each of the Mineral Resource estimates contained in this MD&A, except for the Larocque East Project, are considered to be “historical estimates” as defined under NI 43-101, and have been sourced as follows:

•	Coles Hill: Reported by Virginia Uranium Holdings Inc. in a technical report entitled “NI43-101 preliminary economic assessment update (revised)”, prepared by John I Kyle of Lyntek Incorporated dated August 19, 2013;

•	Matoush: Dated December 7, 2012 and reported by Strateco Resources Inc. in a press release dated December 7, 2012;

•	Ben Lomond: Dated as of 1982, and reported by Mega Uranium Ltd. in a company report entitled “Technical Report on the Mining Leases Covering the Ben Lomond Uranium-Molybdenum Deposit Queensland, Australia” dated July 16, 2005;

•	Milo Project: Reported by GBM Resources Ltd. in a scoping study entitled “Milo Project Scoping Study” prepared by Peter Owens and Basile Dean of Mining One Consultants, dated March 6, 2013; and

•	Wiluna Project: Reported in ASX Release dated May 28, 2025 entitled “Updated Scoping Study Results for the Lake Maitland Uranium Project” along with prior press releases embedded within this ASX Release. The historical estimate was prepared in accordance with the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (JORC Code 2012).

In each instance, the historical estimate is reported using the categories of Mineral Resources and Mineral Reserves as defined by the CIM Definition Standards on Mineral Resources and Mineral Reserves at that time, and these “historical estimates” are not considered by IsoEnergy to be current. In each instance, the reliability of the historical estimate is considered reasonable, but a Qualified Person has not done sufficient work to classify the historical estimate as a current Mineral Resource, and IsoEnergy is not treating the historical estimate as a current Mineral Resource. The historical information provides an indication of the exploration potential of the properties but may not be representative of expected results.

For the Coles Hill Project, as disclosed in the above noted revised preliminary economic assessment, the historical estimate was prepared by John I Kyle of Lyntek Incorporated. Twinning of a selection of certain holes would need to be completed along with updating of mining, processing and certain cost estimates in order to verify the Coles Hill Project historical resource estimate as a current Mineral Resource estimate.

For Matoush, as disclosed in the above noted press release, the historical estimate was prepared by RPA using block U3O8 grades within a wireframe model that were estimated by ordinary kriging. The historical estimate was estimated at a cut-off grade of 0.1% U3O8 and using an average long-term uranium price of US$75 per pound. Six zones make up the historical estimate at Matoush: am-15, mt-34, mt-22, mt-02, mt-06, and mt-36. Each zone is made up of one or more lenses, most of which strike north (009°) and dip steeply (87°) to the east. Outlines of the mineralized lenses were interpreted on ten-metre spaced vertical sections. Minimum criteria of 0.10% U3O8 over 1.5 metre true thickness was used as a guide. An exploration program would need to be conducted, including twinning of historical drill holes, in order to verify the Matoush historical estimate as a current Mineral Resource.

For Ben Lomond, as disclosed in the above noted technical report, the historical estimate was prepared by the Australian Atomic Energy Commission (AAEC) using a sectional method. The parameters used in the selection of the ore intervals were a minimum true thickness of 0.5 metres and maximum included waste (true thickness) of 5 metres. Resource zones were outlined on 25 metre sections using groups of intersections, isolated intersections were not included. The grades from the composites were area weighted to give the average grade above a threshold of 500 ppm uranium. The area was measured on each 25 metre section to give the tonnage at a bulk density of 2.603. An exploration program would need to be conducted, including twinning of historical drill holes, in order to verify the Ben Lomond historical estimate as a current Mineral Resource.

ISOENERGY LTD.

For the three and nine months ended September 30, 2026 and 2025

For the Milo Project, as disclosed in the above noted scoping study, the historical estimate was prepared by Peter Owens and Basile Dean of Mining One Consultants. An exploration program would need to be conducted, including twinning of a selection of certain holes, along with updating of mining processing and certain cost estimates in order to verify the Milo Project historical resource estimate as a current Mineral Resource estimate.

For the Wiluna Project, as disclosed in the above-noted ASX Release, the Mineral Resource Estimate was prepared by the Competent Persons in accordance with the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (JORC Code 2012). The estimate incorporates the Centipede-Millipede, Lake Way, Lake Maitland, Dawson Hinkler and Nowthanna deposits and is based on work completed by Dr. Greg Shirtliff and Mr. Daniel Guibal of Condor Geostat Services Pty Ltd. Mr. Guibal was responsible for the Mineral Resource Estimate and Dr. Shirtliff was responsible for the integrity of the data supplied for the estimation. The Mineral Resource Estimate has not been updated since it was last reported, and IsoEnergy is not aware of any new information or data that materially affects the estimate. All material assumptions and technical parameters underpinning the estimate continue to apply and have not materially changed. An updated Mineral Resource Estimate incorporating additional drilling and any subsequent technical work would be required to verify the historical estimate as a current mineral resource.

APPROVAL

The Audit Committee and the Board have approved the disclosure contained in this MD&A. A copy of this MD&A will be provided to anyone who requests it and can be located, along with additional information, on the Company’s profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, or by contacting one of the corporate offices, located at Suite 900 – 410 22nd Street E, Saskatoon, Saskatchewan, S7K 5T6 and 217 Queen St. West, Suite 401, Toronto, Ontario, M5V 0R2.